Page 1 of 4


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G


Under the Securities Exchange Act of 1934

(Amendment No. 1)*


Name of Issuer:  UNIT INSTRUMENTS, INC.

COMMON STOCK

CUSIP Number:  909210100



Check the following box if a fee is being paid with this statement o. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownerhsip of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


CUSIP NO.  909210100				13G
	             Page 2 of 4



 1.	NAME OF REPORTING PERSON
	S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		The Killen Group, Inc.
		IRS #23-2213851


 2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)  o

		(b)  o


 3.	SEC USE ONLY



 4.	CITIZENSHIP OR PLACE OF ORGANIZATION

		Incorporated in the Commonwealth of Pennsylvania


NUMBER OF		5.	SOLE VOTING POWER:
	179,500
SHARES
BENEFICIALLY		6.	SHARE VOTING POWER:
OWNED BY
EACH			7.	SOLE DISPOSITIVE POWER:
	404,100
REPORTING
PERSON		8.	SHARED DISPOSITIVE POWER:
WITH


 9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

		404,100

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
	SHARES*



11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

		9.25%


12.	TYPE OF REPORTING PERSON*

		IA


CUSIP NO.  909210100				13G
	             Page 3 of 4



Item 1.
	(a)	The Issuer is Unit Instruments, Inc.
	(b)	The Issuer's principal offices are located at 3050 Bowers
Avenue, Santa Clara, CA  95054-3299


Item 2.
	The Killen Group, Inc.
	(a)	The Killen Group, Inc. is a person filing this report.
	(b)	The Killen Group's address is 1199 Lancaster Avenue, Berwyn, Pa
19312.
	(c)	The Killen Group is a corporation incorporated under the laws of the Commonwealth of
		Pennsylvania.
	(d)	This filing pertains to the common stock of the Issuer.
	(e)	The CUSIP number for the common stock is 909210100.


Item 3.
	The Killen group, Inc. is an Investment Adviser registered under section 203 of the Investment Adviser Act of 1940.


Item 4.
	The Killen Group
	(a)	The Killen Group is the beneficial owner of 404,100 shares of the Issuer's common stock.
	(b)	The amount owned by The Killen Group is 9.25% of the shares
outstanding.
	(c)	(i)	The Killen Group has the sole power to vote or to direct
the vote of 179,500 shares of
			common stock.
		(iii)	The Killen Group has the sole power to dispose or to
direct the disposition of 404,100 shares of
			common stock.


Item 5.
	Not applicable.


Item 6.
	Other persons who have the right to receive dividends and the right to the proceeds of a sale of the
	securities are the clients of The Killen Group, for whom the securities were purchased.


Item 7.
	Not applicable.


Item 8.
	Not applicable.


Item 9.
	Not applicable.


CUSIP NO.  909210100				13G
	             Page 4 of 4



Item 10.
	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above, were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



									Date:  February
14, 1997


									The Killen Group,
Inc.


									Robert E.
Killen
									Signature

									Robert E. Killen,
Chairman & CEO
									Name/Title